UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

Capitalworks Emerging Markets Acquisition Corp

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G1889L 100

(CUSIP Number)

May 23, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1889L 100

1.	Names of Reporting Persons CEMAC Sponsor LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,750,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,750,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 57.5%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G1889L 100

1.	Names of Reporting Persons CEMAC Sponsor GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,750,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,750,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 57.5%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) CO

CUSIP G1889L 100

1.	Names of Reporting Persons Robert Oudhof
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of South Africa

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,750,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,750,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 57.5%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. This figure includes (i) 5,749,999 Class A ordinary shares of the Issuer, and (ii) one Class B ordinary share, which is convertible into the Issuer’s Class A ordinary share as more fully described in Item 2(d) herein. CEMAC Sponsor GP is the general partner of CEMAC Sponsor LP (the “Sponsor”) and has voting and investment discretion over the securities held by the Sponsor. Accordingly, CEMAC Sponsor GP may be deemed to have or share beneficial ownership of the securities held by the Sponsor. CEMAC Sponsor GP disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest it may have therein, directly or indirectly. Robert Oudhof is the sole director of CEMAC Sponsor GP and has voting and investment discretion over the securities held by CEMAC Sponsor GP. Accordingly, Mr. Oudhof may be deemed to have or share beneficial ownership of the securities held by the Sponsor. Mr. Oudhof disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Excludes 11,700,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 9,998,397 ordinary shares issued and outstanding as of May 23, 2023, including (i) 9,998,396 Class A ordinary shares issued and outstanding as of May 23, 2023, and (ii) assuming the conversion of the one (1) Class B ordinary share held by the Sponsor.

SCHEDULE 13G

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13G (this “Schedule 13G/A”) is filed on behalf of CEMAC Sponsor LP, a Cayman Islands exempted partnership (the “Sponsor”), CEMAC Sponsor GP, a Cayman Islands exempted company, and Robert Oudhof (collectively, the “Reporting Persons”). This Schedule 13G/A is being filed to reflect the Founder Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on May 26, 2023.

This Schedule 13G/A is being filed to report amendments to the Schedule 13G as filed with the Securities and Exchange Commission on January 26, 2022. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

Item 1(a).	Name of Issuer

Capitalworks Emerging Markets Acquisition Corp (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o 1345 Avenue of the Americas, Floor 11

New York, NY 10105

Item 2(a).	Names of Persons Filing

This Schedule 13G/A is filed on behalf of the following Reporting Persons:

(i) CEMAC Sponsor LP

(ii) CEMAC Sponsor GP

(iii) Robert Oudhof

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of each of CEMAC Sponsor LP and CEMAC Sponsor GP is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008 Cayman Islands. The address of the principal business office of Robert Oudhof is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey, GY1 2HL.

Item 2(c).	Citizenship

(i)         CEMAC Sponsor LP is an exempted partnership formed in the Cayman Islands.

(ii)        CEMAC Sponsor GP is an exempted company formed in the Cayman Islands.

(iii)       Robert Oudhof is a citizen of the Republic of South Africa.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Class B ordinary shares are convertible into Class A ordinary shares: (a) at the option of the holders thereof prior to the Issuer’s initial business combination (the “Business Combination”); and (b) automatically at the time of the Issuer’s Business Combination, on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G1889L 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

On May 23, 2023, the Sponsor elected to convert, on a one-for-one basis, 5,749,999 Class B ordinary shares into 5,749,999 Class A ordinary shares (the “Founder Conversion”). The 5,749,999 Class A ordinary shares issued to the Sponsor in connection with the Founder Conversion are subject to the same registration rights and restrictions as the Class B ordinary shares before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the final prospectus for the Issuer’s IPO.

Following the Founder Conversion, the Sponsor beneficially owned 5,749,999 of the Issuer’s Class A ordinary shares and one Class B ordinary share, representing an aggregate of 57.5% of the total Class A ordinary shares issued and outstanding, assuming the conversion of the one remaining Class B ordinary share held by the Sponsor.

The percentage of Class A ordinary shares held by the Reporting Persons is based on 9,998,396 Class A ordinary shares issued and outstanding as of May 23, 2023.

The Sponsor is the record holder of the Class A ordinary shares reported herein. CEMAC Sponsor GP is the general partner of the Sponsor. Robert Oudhof is the sole director of CEMAC Sponsor GP and has voting and investment discretion with respect to the securities held by the Sponsor. As such, Mr. Oudhof may be deemed to possess beneficial ownership of the securities held directly by the Sponsor. Mr. Oudhof disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 6, 2023

CEMAC SPONSOR LP a Cayman Islands exempted partnership By: CEMAC Sponsor GP, as general partner

By:	/s/ Robert Oudhof
Name:	Robert Oudhof
Title:	Director

CEMAC SPONSOR GP a Cayman Islands exempted company

By:	/s/ Robert Oudhof
Name:	Robert Oudhof
Title:	Director

ROBERT OUDHOF /s/ Robert Oudhof

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)